UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended May 30, 2005

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

151 Bloor Street West

Suite 890

Toronto, Ontario M5S 1S4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “meeting”) of shareholders of Lingo Media Inc. (the "Company") will be held at The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario, Toronto, Ontario, M5L 1A1 on Thursday the 30th day of June, 2005, at the hour of 10:00 o'clock in the forenoon (Toronto time) for the purpose of:

(a)

electing directors;

(b)

appointing auditors and authorizing the directors to fix their remuneration;

(c)

receiving the Company's audited, consolidated financial statements for the year ended December 31, 2004, and the report of the auditors thereon (collectively;  the “Audited Financial Statements”);

(d)

considering and, if thought fit, approving  and adopting, with or without variation, a resolution to adopt a new 2005 Stock Option Plan as set forth in the Management Information Circular (the “Circular”) accompanying this notice of meeting and incorporated herein by reference; and

(e)

to transact such further and other business as may properly come before the meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, the Circular, the Audited Financial Statements and Management’s Discussion Analysis on the Audited Financial Statements of the Company for the year ended December 31, 2004.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, ComputerShare Investor Services Inc., 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department, on or before the close of business on the second business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed from of proxy so that as large a representation as possible may be had at the meeting.

If you are a non-registered shareholder and have received this notice and Circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

DATED this 30th day of May, 2005.

BY ORDER OF THE BOARD

(signed) Michael P. Kraft

Michael P. Kraft

President & Chief Executive Officer

LINGO MEDIA INC.

MANAGEMENT INFORMATION CIRCULAR

AS AT MAY 30, 2005

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF LINGO MEDIA INC. (the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “meeting”) to be held at The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario, M5L 1A1 on Thursday, June 30, 2005 at 10:00 o’clock in the forenoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting.  Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost.  The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares.  The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company’s transfer agent and registrar, ComputerShare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1, facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 48 hours (excluding Saturdays and holidays) prior to the time of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chair of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.  A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited with the Company’s transfer agent and registrar, ComputerShare Investor Services Inc. at the address noted above or at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chair of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voted accordingly.  WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO IN THE ACCOMPANYING NOTICE OF MEETIING.  THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares.  As at the date hereof, the Company has outstanding 24,109,778 common shares, each of which carries one vote.  The record date for determination of shareholders entitled to receive notice of and vote at the meeting has been fixed as May 11, 2005 (the “Record Date”).  Persons registered on the books of the Company at the close of business on the Record Date and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the meeting, that their names be included in the list of shareholders, are entitled to vote at the meeting of the Company.

As at the date hereof, to the knowledge of the directors and executive officers of the Company, there are no persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Company.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders.   However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their shares or access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting.  A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the meeting – the proxy must be returned to ADP well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting common shares registered in the name of its broker (or an agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the meeting.  The Company’s Articles of Continuance, as amended, permit a minimum of three and a maximum of nine directors.  The board of directors currently consists of seven directors to be elected annually.  The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation (1)	Director Since	No. of Voting Securities Owned, Controlled or Directed as at May 30, 2005(2)
Michael P. Kraft, President & CEO (3) Toronto, Ontario	November 14, 1996	2,000,658(4)
Richard J.G. Boxer (3) Toronto, Ontario	November 14, 1996	795,500(5)
Scott Remborg (3) Toronto, Ontario	July 4, 2000	Nil
Khurram R. Qureshi, CFO(6) Toronto, Ontario	June 30, 2004	157,780
John P. Schram (6) Toronto, Ontario	June 30, 2004	25,000
Bailing Xia Toronto, Ontario	June 30, 2004	25,000
Nereida Flannery Beijing, China	Nominee	Nil

Notes:

(1)

The principal occupations of the each of the nominees during the past five years is as set forth below.

(a)

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Since 1994, Mr. Kraft has been the President & co-founder of Lingo Media Ltd. (formerly Alpha Corporation), a subsidiary of the Company. Mr. Kraft is a director of Canadian Shield Resources Inc., a mineral exploration corporation listed of TSX Venture Exchange, since 1997. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

(b)

Richard J.G. Boxer is the President of Buckingham Capital Corporation, a private merchant banking corporation, which provides capital and financial advice to both private and public corporations. Mr. Boxer is on the board of a number of private and public corporations. Mr. Boxer received a M.B.A. from York University in 1976 and received the Chartered Accountant designation in 1973.

(c)

Scott Remborg is an independent consultant in the Information Technology and eCommerce sector. From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. Mr. Remborg has also held senior management positions at Reuters and I.P. Sharp Associates. From 1994 to 1999, Mr. Remborg initiated and led the development of the Sympatico Internet service for Bell Canada and twelve other leading telecommunications companies across Canada,  Mr Remborg has a MBA from BI Norwegian School of Management and the University of Alberta.

(d)

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr.Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc. since 1997. Mr. Qureshi has held the position of Chief Financial Officer on a number of private and public corporations and has served as a key member in several corporate finance assignments with public companies listed on Canadian stock exchanges.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990.

(e)

John P. Schram is the President & Chief Executive Officer of We Care Health Services Inc., Canada’s largest national home health services company since 1999.  From 1997 to 1999, Mr. Schram was Executive Vice-President of FutureSkills, an interactive multimedia company.  Mr. Schram has held the position of President & Chief Executive Officer in a number of Canadian and US educational publishing companies including Simon & Schuster from 1992 to 1996 and Prentice Hall Canada Limited from 1991 to 1992.  Mr. Schram received an Honours BA in Business Administration from Wilfred Laurier University in 1966.

(f)

Bailing Xia is a business consultant with a focus on China. Mr Xia is the Chief Representative in North America for China Central Television (CCTV) for education, science, technology, culture and health programs.  Mr. Xia sits on a number of boards on Canadian and Chinese private corporations. Mr. Xia also serves as an advisor to Chinese Medical Association and to the Chairman of Beijing Concord College of Sino-Canada. Mr. Xia was an Assistant Professor and Deputy Head of Scientific Management and Business Administration Department and Director of Graduate Student Affairs, Faculty of Graduate Studies at the, University of Science and Technology of China from 1981 to 1988.  Mr. Xia graduated from Anhui University (economics major) in 1979 and graduated from Sino-American Scientific Technology, Industry, and Business Administration Program (the first M.B.A. Program in China) in 198.1

(g)

Nereida Flannery is a Partner and Managing Director at The Balloch Group  with over 12 years experience  in China.  Ms. Flannery  was the General Manager of the Canada China Business Counsel in China (CCBC) where she worked closely with member companies to design, execute and monitor their China market entry strategies.  She also helped members identify joint venture partners and led many negotiations between government parties, member firms and joint-venture partners.  Ms. Flannery has a degree in Political Science from Queen’s University and speaks Chinese, Greek and French.

(2)

The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3)

Member of the audit committee.

(4)

Of such shares, 219,061 are held in Mr. Kraft’s RRSP and 1,781,597 are held by Kraft Investments Corp., a company controlled by Mr. Kraft.

(5)

761,000 of such shares are held by Mr. Boxer and 34,500 are held by Buckingham Capital Corporation, a company controlled by Mr. Boxer.

(6)

Member of compensation committee.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of  the Company’s three most highly compensated executive officers of the Company and its subsidiaries (as applicable) earning in excess of $150,000 per annum (collectively, the “Named Executive Officers”) during the last three fiscal years ended December 31.

Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards _________		Payouts
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Annual Compen- sation(1) (2) ($)	Securities Under Options/ SARs (3) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft(5) President & CEO	2004 2003 2002	138,987 124,389 90,000	- - -	17,647 16,228 9,161	75,000 - 400,000	- - -	- - -	- (6) - (6) 18,500(6)
Khurram R. Qureshi CFO	2004 2003 2002	96,000 41,480 -	- - -	- - -	75,000 - -	- - -	- - -	- - -

Notes:

(1)

Paid by Lingo Media Ltd., a wholly-owned subsidiary of the Company.

(2)

These amounts include automobile allowance.  See “Executive Compensation - Management Agreement”.

(3)

       Stock appreciation rights.

(4)

Long term incentive plans.

(5)

Mr. Kraft’s salary was paid by Lingo Media Ltd.  to his holding company, MPK Inc.  See “Executive Compensation – Management Agreement”.

(6)

Represents success fees.  See “Executive Compensation - Management Agreement”.

Stock Option Grants

The following information concerns individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the most recently completed financial year ended December 31, 2004 to the Named Executive Officers.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael P. Kraft	75,000	6%	$0.l9	$0.19	October 5, 2009
Khurram R. Qureshi	75,000	6%	$0.19	$0.19	October 5, 2009

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2004 by the Named Executive Officers and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Yearand Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(1) Exercisable/ Unexercisable
Michael P. Kraft	nil	nil	900,000/975,000	$252,000/$21,000
Khurram R. Qureshi	nil	nil	nil/75,000	nil/21,000

(1)

The closing price of the common shares of the Company on the TSX Venture Exchange on December 31, 2004 was $0.28.

Management Agreement

Lingo Media Ltd. (formerly Alpha Corporation), a wholly-owned subsidiary of the Company, entered into a management agreement (“Management Agreement”) dated as of May 1, 1998 with Michael P. Kraft & Associates Inc. (“MPK Inc.”) pursuant to which Lingo Media Ltd. engaged MPK Inc. to provide management services.  The Management Agreement provides for an initial term of 8 months and automatic annual renewals until it is terminated.  The Management Agreement provides that Lingo Media Ltd. is to pay MPK Inc. $3,000 per month plus certain sales commissions. The Management Agreement was renewed on December 3, 1998 for fiscal year 1999 and again on November 22, 1999 for fiscal year 2000.  The Management Agreement was amended on June 30, 2000, whereby Lingo Media Ltd. is to pay MPK Inc. $ 10,000 per month beginning July 2000 in addition to providing an allowance for a health plan and life insurance policy.  MPK Inc. is also to be reimbursed for all travel, entertainment and other expenses actually and properly incurred.  The Management Agreement also provides for a reasonable automobile allowance and performance bonus based upon his contribution to the ongoing success of the Company.  MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

Compensation of Directors

The non-management directors of the Company are entitled to receive a fee of $250 for each board meeting and for each committee meeting attended.  In addition, directors are reimbursed for travel and other out-of-pocket expenses incurred in attending directors’ and shareholders’ meetings.  Directors participate in the Company’s stock option plan.  During the financial year ended December 31, 2004, 375,000 options to purchase common shares were granted to directors of the Company other than the Named Executive Officers whose grants of options are set out elsewhere in this management information circular.  See “Stock Option Grants”.

Stock Option Plans

1996 Plan

Effective November 13, 1996, a stock option plan (the “1996 Plan”) was adopted by the board of directors of the Company to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company and its subsidiaries.  Options could be granted under the 1996 Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares.  The maximum number of common shares that could be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 1996 Plan which for any reason were cancelled or terminated prior to exercise will be available for a subsequent grant under the 1996 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted.  Options granted under the 1996 Plan were exercisable during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  The options are non-transferable.  The 1996 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 1996 Plan or may terminate the 1996 Plan at any time.

The 1996 Plan provides that the Company may provide financial assistance in respect of options granted under the 1996 Plan by means of loans to optionees.  No loans were granted by the Company pursuant to the 1996 Plan.

As of the date hereof, there are 50,000 reserved for issuance pursuant to options granted under the 1996 Plan.  No further options will be granted under the 1996 Plan.

2000 Plan

A subsequent stock option plan (the “2000 Plan”) was adopted by the board of directors of the Company on May 30, 2000, with 2,384,074 common shares reserved for issuance under the plan, to encourage ownership of common shares by directors, officers, employees and consultants of the Company.  On June 28, 2002 the shareholders of the Company approved an amendment to the 2000 Plan to increase the number of options to purchase common shares that may be granted under the 2000 Plan to 4,416,765 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, provided the number of shares reserved for issuance under stock options granted at any time do not exceed 10% of the Company’s then issued and outstanding shares.  The TSX Venture Exchange accepted for filing the Company’s amended and restated 2000 Plan for a rolling stock option plan reserving 10% of the issued and outstanding common shares of the Company at the time of a stock option grant, up to a maximum of 4,416,765 common shares, for issuance thereunder.

On July 3, 2003 the Shareholders of the Company approved a further amendment to the 2000 Plan to fix the maximum number of shares that may be issued under the 2000 Plan at 4,176,765 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at July 3, 2003.  The 2000 Plan was subsequently amended and restated as of June 30, 2004 to increase the maximum number of shares that may be issued under the 2000 Plan to 4,791,954 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2004.

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director of officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,791,954 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 50,000 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2000 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2000 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2000 Plan are non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

The 2000 Plan provides that the Company may provide financial assistance in respect of options granted under the 2000 Plan by means of loans to optionees.  Under the terms of the 2000 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2000 Plan provides that any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2000 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2000 Plan are made on a full recourse basis.  The 2000 Plan provides that any shares acquired pursuant to loans made under the 2000 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2000 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

As of the date hereof, options to purchase an aggregate of 3,615,834 common shares are outstanding under the 2000 Plan.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the number of common shares to be issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options and the number of common shares remaining available for future issuance under equity compensation plans of the Company as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders	2,810,834	$0.20	1,249,448
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,810,834	$0.20	1,249,448

(1)

The 1996 Plan and the 2000 Plan (Referred to under “EXECUTIVE COMPENSATION – Stock Option Plans” above) are the Company’s only equity compensation plans that have been approved by its shareholders.

Other

No consulting fees and/or remuneration have been paid to any promoter, officer, director or other insider or any associate or affiliate thereof nor has any remuneration been paid to any party for any work performed for public/investor relations.

Corporate Governance

The Company’s Board of Directors is responsible for managing the business and affairs of the Company and discharges its responsibilities directly and through the Audit Committee.  The Board supervises management which is responsible for the day-to-day conduct of business of the Company.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Company meets its obligations and objectives on an ongoing basis.  Board members receive and discuss reports from management on the operations of the Company, industry conditions, strategic plans, financial position and the details of major transactions that are contemplated.  Individual Board members are also kept informed on the Company’s operations through frequent communications with senior management.

In accordance with recommendations from the Criteria for Control Board of the Canadian Institute of Chartered Accountants the Board of Directors responsibilities include:

•

approving and monitoring the strategic planning process

•

approving and monitoring the organization’s ethical values

•

monitoring management control

•

evaluating senior management

•

overseeing external communications

The Company’s Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing: financial reports and other financial information provided by the Company to the public, the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics, and the Company’s auditing, accounting and financial reporting processes generally.  Michael P. Kraft, Richard J. G. Boxer and Scott Remborg serve as the Audit Committee of the Board of Directors.  Two members of the Audit Committee are independent of management.  All such persons are “financially literate”, as such term is used in Multilateral Instrument 52-110 – Audit Committees  (“MI 52-110”) of the Canadian Securities Administrators (i.e. having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the relevant entity’s financial statements).  Michael P. Kraft is not independent and the Company is relying on Section 6.1 of MI 52-110 with respect to the independence of the Audit Committee members as the Company is an issuer listed on the TSX Venture Exchange.  The Audit Committee Charter is attached as Exhibit 1.

The Company’s Compensation Committee assists the Board of Directors in evaluating the Chief Executive Officer of the Company and determining the terms of engagement, salaries and other remuneration of the Chief Executive Officer and senior management of the Company.  The Company’s Compensation Committee is composed of two non-management directors and the Chief Financial Officer of the Company.

The Board of Directors has not established any other committees since given the size of the Company, the nature of its business and operations and the experience and expertise of the current Directors. The Board believes that its other responsibilities can be effectively carried out by the Board as a whole.

APPOINTMENT OF AUDITORS

Management proposes that Mintz & Partners LLP be appointed as auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.  The audit committee recommended to the Board of Directors that Mintz & Partners LLP be appointed in respect of the financial year ending December 31, 2005.  Mintz & Partners LLP were first appointed auditors on April 17, 2003.

The aggregate fee accrued by the Company’s external auditors for the audit services to the Company and its subsidiaries was $32,048 in 2003 and $53,500 in 2004.  Mintz & Partners LLP also performed non-audit services for the Company in the amount of $5,000 in 2004.  Mintz & Partners did not perform any other non-audit services in the last two fiscal years.

The Shareholders will be asked to consider and, if thought appropriate, pass, with or without variation, a resolutions appointing Mintz & Partners LLP as auditors of the Company to hold office until the close of the next annual meeting and authorizing the directors of the Company to fix the remuneration of the auditors.  To be effective, this resolution must be passed by a majority of the votes cast in respect of this resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF MINTZ & PARTNERS LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements for the fiscal year ended December 31, 2004 and the report of the auditors thereon will be submitted to the meeting of shareholders.  Receipt at such meeting of the auditors’ report and the Company’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Adoption of the 2005 Stock Option Plan

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution ratifying the new stock option plan (the “2005 Plan”) in the form previously adopted by the board of directors of the Company, subject to approval of the shareholders of the Company and acceptance of the TSX Venture Exchange (the “Exchange”).  The 2005 Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of high calibre by offering them an opportunity to share in an increase in the value of the Company’s shares resulting from their efforts.  The purpose of the 2005 Plan is to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries responsible for the continued success of the Company.  The following is a summary of the 2005 Plan.

Options may be granted under the 2005 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director or officer of the Company and its subsidiaries as designated from time to time by the board of directors of the Company.  The number of shares which may be reserved for issuance under the 2005 Plan is limited to the number which is 20% of the issued and outstanding common shares of the Company as at the date the 2005 Plan is adopted and approved by the shareholders of the Company less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 50,000 shares) and the 2000 Plan (currently 3,615,834 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2005 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2005 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2005 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2005 Plan are non-transferable.  The 2005 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2005 Plan or may terminate it at any time.

The 2005 Plan provides that the Company may provide financial assistance in respect of options granted under the 2005 Plan by means of loans to optionees.  Under the terms of the 2005 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2005 Plan provides that any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2005 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2005 Plan are made on a full recourse basis.  The 2005 Plan provides that any shares acquired pursuant to loans made under the 2005 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2005 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

The board of directors recommends that shareholders approve and adopt the 2005 Plan and believes that it is in the best interest of the Company as it would allow the Company to grant options to new directors, officers, employees and consultants as well as continue to grant stock options to current directors, officers, employees and consultants thereby encouraging longer term commitment and performance consistent with shareholder expectations.  The Company’s expansion of its China initiative by the engagement of consultants and senior officers in China and by establishing strategic partnerships and joint venture relationships in China is facilitated by the Company’s ability to grant options to key participants in this expansion.  The issuance of stock options is a critical component of the Company’s total compensation practices.  Management, the board of directors and the Compensation Committee of the Company manage compensation by ensuring that its employees and other key personnel are competitively compensated with respect to salary and benefits, performance bonuses and stock options.  This practice enables the Company to attract and maintain top quality people.  Currently a maximum of 481,954 common shares were available for issuance under the Company’s other stock option plans.  The board of directors of the Company do not feel that there are sufficient shares available under the current stock option plans of the Company to attract and retain personnel of high calibre by offering them an opportunity to share in an increase in the value of the Company’s shares resulting from their efforts.

As of the date hereof, no options to purchase common shares have been granted or are outstanding under the 2005 Plan.

If the shareholders approve and adopt the 2005 Plan, the number of common shares reserved for issuance thereunder will be fixed at 20% of the issued and outstanding common shares of the Company as at the date of the meeting.  To be approved, the resolution must be passed by a majority of the votes cast by the disinterested holders of common shares at the meeting, with each holder of common shares entitled to one vote for each share held.  All interested insiders of the Company, to the best of the Company’s knowledge, beneficially own, directly or indirectly, approximately 3,444,056 common shares (representing approximately 14.28% of the Company’s issued and outstanding common shares) and will not be entitled to vote on this matter.  Management recommends a vote “FOR” in respect of the following resolution which shareholders will be asked to approve at the meeting:

“BE IT RESOLVED that:

1.

the new Stock Option Plan (the “2005 Plan”) of the Company adopted by the Board of Directors May 30, 2005, is hereby ratified, confirmed and approved;

2.

the Company is hereby authorized to grant stock options pursuant and subject to the terms and conditions of the 2005 Plan entitling option holders to purchase up to that number of common shares of the Company equal to 20% of the issued and outstanding common shares of the Company as at the date hereof;

3.

the Board of Directors of the Company is hereby authorized to make such amendments to the 2005 Plan from time to time, as may be, in its discretion, considered appropriate, provided that such amendments be subject to the approval of all applicable regulatory authorities and the approval of the shareholders of the Company where required; and

4.

any one officer or director of the Company be and he/she is hereby authorized to execute, deliver and file all documentation and to do all such things, as he may deem necessary and appropriate to give effect to this resolution and the transactions contemplated by the 2005 Plan.”

In order to approve the above resolution, a majority of the votes cast by disinterested shareholders who vote in person or by proxy at the meeting must be voted in favour thereof.  PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.  If approved, the proposed amendment to the 2005 Plan will not be effective unless and until it is accepted by the TSX Venture Exchange.  If not accepted by the TSX Venture Exchange the 2005 Plan will not be amended.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as previously disclosed, no executive officer, senior officer, director or proposed nominee for election as a director of the Company or any associate of any such person is, or has been, indebted to the Company or its subsidiaries during the Company’s last financial year other than debts considered to be routine indebtedness or which did not exceed $10,000 in the aggregate at any time during the period.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of the Company, no proposed nominee for election as a director and no known associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as follows:

•

Two directors of the Company advanced a total of $215,000 by way of loan to the Company and a corporation owned by a spouse of a director of the Company advanced $50,000 by way of loan.  These loans were interest bearing at 12% per annum and the Company paid interest thereon in the sum of $7,609.  These loans were repaid in full subsequent to the Company’s last financial year.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting.  HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com .  Financial information of the Company is provided in the comparative financial statements and management discussion and analysis of the Company for the most recently completed financial year.  Copies of the financial statements and management discussion and analysis may be obtained from the Company at 151 Bloor Street West, Suite 890, Toronto, Ontario  M5S 1S4, or by telephone at (416)927-7000 or by Email at investor@lingomedia.com.

GENERAL

Except where otherwise indicated, information contained herein is given as of May 30, 2005.

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Company.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario effective the 30th day of May, 2005.

(signed) “Michael P. Kraft

“

(signed) “Khurram R. Qureshi”

President & Chief Executive Officer

Chief Financial Officer

EXHIBIT 1

LINGO MEDIA INC.

2005 AUDIT COMMITTEE CHARTER

Terms of Reference

The Audit Committee of the Board of Directors shall act on behalf of, and subject to the Board of Directors in all matters pertaining to the audit of the Company’s financial affairs and to the tax returns, the accounting systems, policies and practices and internal controls of the Company.

Membership

Selected members of the Board of Directors shall be members of the Audit Committee.  The Chair of the Audit Committee shall be a member of the Board of Directors, not an officer or employee of the Company and shall be appointed annually.  If in any year the Audit Committee does not make an appointment of the Chair, the incumbent Chair shall continue in office until that Chair’s successor shall have been appointed.

Meetings

The Audit Committee will:

(i)

Hold its meetings at Company’s offices or such other place as the Chair and its members shall agree;

(ii)

Give notice of meetings to each member not less than 24 hours before such meeting is held, except no notice shall be necessary if all members are present in person or by telephone conference call or if those absent have waived notice.

Such meetings of the Audit Committee shall be held regularly with a set agenda, when possible, circulated in advance of the meeting to each member.  It will be the intent of the Committee to have at least two meetings a year.

The external auditor, the Chair of the Audit Committee, the Chair of the Board or any two members of the Board, shall be entitled to call a meeting.

Any member of the Audit Committee may participate by telephone conference call. .  A quorum at any meeting shall be comprised of a majority of the members of the Audit Committee.

The Audit Committee members may require the external auditors and the Chief Financial officer of the Company to attend any meeting.  Opportunities will be afforded at least to the external auditors and to the senior management to meet separately with the independent members of the Audit Committee.

Payment of Fees

The non-management members of the Audit Committee are entitled to receive a fee of $250 for each committee meeting attended.  In addition, members are reimbursed for travel and other out-of-pocket expenses incurred in attending committee meetings.

Duties and Responsibilities

The Audit Committee shall:

1.

Review the financial statements of the Company and report thereon to the Board;

2.

Review all significant accounting principles and practices and any changes, followed by the Company;

3.

Recommend to the Board annually the appointment of the external auditor;

4.

Meet with the external auditors to discuss any matter which the external auditors wish to bring to the Audit Committee’s attention;

5.

Review with management and the auditors the proposed timing, scope and fees of the audit of the Company’s accounts including a review of the auditor’s engagement letter and audit planning summary;

6.

Review the post audit or management letter containing the recommendations of the external auditors and management’s response;

7.

Review with management the auditor’s evaluation of the Company’s system of accounting, information systems and internal controls and management’s corrective actions;

8.

Review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management;

9.

Review and approve all policies pertaining to the protection of assets and financial risk management (interest and currency hedging) and key estimates and judgments of management that may be material to financial reporting;

10.

Review annually with management its policy and the implementation of that policy with respect to the deployment of excess funds;

11.

Obtain annually from the Chief Financial Officer of the Company a letter stating that the Company and its subsidiaries are in compliance with all materials regulations and laws;

12.

Review of any arrangements, which are outstanding between the Company and any corporation involving members of the shareholder’s group;

13.

Ensure and review regularly procedures ensuring that all transactions with shareholders including  expenses and distributions are authorized and approved;

14.

Review with management the preparation of the Company’s tax returns and issues that arise out of the preparation of those returns;

15.

Review with management its environment, security and accounting controls, its compliance with regulatory requirements, and standards of business conduct, as approved by the Board.

16.

Review prior to the Company filing publicly, the quarterly results for the Company.

LINGO MEDIA INC.

151 Bloor Street West

Suite 890

Toronto, Ontario M5S 1S4

PROXY FOR USE BY HOLDERS OF COMMON SHARES

AT THE ANNUAL & SPECIAL MEETING OF SHAREHODERS OF

LINGO MEDIA INC. (the “Company”)

TO BE HELD ON JUNE 30, 2005

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Michael P. Kraft, President & Chief Executive Officer, failing whom, Imran Atique, Secretary, or instead of either of them, __________________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on June 30, 2005, and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified.  WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHODER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this _______ day of ___________, 2005.

_______________________________________

Signature of Shareholder

VOTE FOR

[     ]

1. (OR, IF NO SPECIFIATION IS MADE, VOTE FOR)

The election of the nominees specified in the Information Circular which accompanies this form of proxy as directors of the Company for the ensuing year.

WITHHOLD VOTE

[     ]

VOTE FOR

[     ]

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR)

The appointment of Mintz & Partners LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.

WITHHOLD VOTE

[     ]

VOTE FOR

[     ]

3. (OR, IF NO SPECIFIATION IS MADE, VOTE FOR)

The ratification of the Company’s new 2005 Stock Option Plan in the form previously adopted by the Board of Directors of the Company, as described in the Information Circular

VOTE AGAINST

[     ]

 IMPORTANT:

This proxy form must be signed and dated by the shareholder or his attorney authorized in writing.  Executors, administrators, trustees, etc. should so indicate when signing.  Where shares are held jointly, each owner must sign.  If the shareholder is a corporation, this proxy must be signed by an officer or attorney thereof duly authorized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

June 9, 2005